July 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz – Assistant Director
Mr. Tom Jones – Special Counsel
Mr. Dan Morris – Special Counsel

	Re:	Hanwha Q CELLS Co., Ltd.
Registration Statement on Form F-3
File No. 333-203726

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hanwha Q CELLS Co., Ltd. (the “Registrant”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form F-3, Registration No. 333-203726 (the “Registration Statement”), to 4:00 p.m., Eastern Time, on July 17, 2015, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +82-2-729-2930 (email: Jay.Seo@Hanwha-Qcells.com), or Dong Chul Kim at Paul Hastings LLP, counsel to the Registrant, at +82-2-6321-3803 (email: dongchulkim@paulhastings.com) for any questions.

Sincerely,

Hanwha Q CELLS Co., Ltd.

By:	/s/ Jung Pyo Seo
Jung Pyo Seo
Director and Chief Financial Officer